September 7, 2007

U.S. Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Attention:	Lynn Dicker Reviewing Accountant

Subject:	SEC Comment Letter Dated June 25, 2007 Spectrum Control, Inc. Form 10-K for the Fiscal Year Ended November 30, 2006 Form 10-Q for the Quarter Ended February 28, 2007 File No. 000-08796

Ms. Dicker:

In response to your above referenced letter dated June 25, 2007 (a copy of which is attached herein), and on behalf of Spectrum Control, Inc., I hereby respond to each of your comments as follows:
Reference Number	Comment
1	We note that you use the Black Scholes model to determine the fair value of your stock options. Please revise your future filings to disclose how you determined the assumptions utilized with the model including your expected volatility. Refer to the guidance in paragraphs A240-242 of SFAS 123 ( R ) and SAB Topic 14.
Response
Our future filings will be revised to meet all of the disclosures set forth in A240-242 of SFAS 123 ( R ) and SAB Topic 14.
Comment
2	We note the disclosure on page 44 that the fair market value of the land, buildings and improvements related to your ATP acquisition were valued by an independent appraisal. We further note on page 50 that you obtained estimates for future probable environmental expenditures from consultants related to your purchase of land and manufacturing facilities from Murata Electronics North America. While in future filings management may elect to take full responsibility for valuing these aforementioned items, if you choose to continue to refer to the expert in any capacity, please revise future filings, beginning with your next 10-Q, to name the independent valuation firm. In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement.
Response
In future filings, any reference to the use of an expert will include disclosing the expert's name. In addition, we acknowledge your note regarding the consents which would be required for any future registration statement.
Comment
3	We note your disclosure of long-lived assets by geographic area. This disclosure should present tangible assets only and should not include intangibles. Refer to question 22 in the FASB Staff Implementation Guide to SFAS 131. Revise future filings as necessary.
Response
For future filings, the indicated disclosure for intangible assets will be deleted.
Comment
4	We note your disclosure that your management including [your] chief executive officer and chief financial officer, "concluded [your] disclosure controls and procedures were effective to ensure that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Commission's rules and forms." We further note your disclosure within your February 28, 2007 Form 10-Q that your chief executive officer and chief financial officer have concluded that the "company's disclosure controls and procedures are adequate and effective to ensure that material information relating to the company and its consolidated subsidiaries is made known to them by others within those entities in a timely manner, particularly during the period in which this quarterly report on Form 10-Q was prepared, and no changes [were] required at this time." The language that is currently included after the words "effective" in your disclosures appear to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please revise your filings to remove the language or to revise the disclosure so that the language that appears after the words "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).
Response
In future filings, the language used after the words "effective" will be similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13A-15(e).
Comment
5	We note that the certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K. Specifically, in paragraph 3(c), you have removed the language "(the registrant's fourth fiscal quarter in the case of annual report)". We note similar omissions within your February 28, 2007 Form 10-Q. Please revise your certifications in future filings to conform to the exact wording required by Item 601(b)(31) of Regulation S-K.
Response
In future filings, our certifications will conform to the exact wording required by Item 601(b)(31) of Regulation S-K.
Comment
6	It is unclear from your current disclosure as of what date your chief executive officer and chief financial officer evaluated the effectiveness of your disclosure controls and procedures. You should evaluate the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report based upon the guidance in Item 307 of Regulation S-K. Please tell us and revise future filings to clearly disclose when you evaluated the effectiveness of your disclosure controls and procedures.
Response
The effectiveness of our disclosure controls and procedures was evaluated as of February 28, 2007 (the end of the period covered by our Form 10-Q Report). Future filings will clearly disclose the date when we evaluated the effectiveness of our disclosure controls and procedures.
Comment
7	We note your disclosure that there were "no changes in [your] internal controls or in other factors that could significantly affect [your] internal controls during the quarter ended February 28, 2007." To the extent that your disclosure was provided to address Item 308(c) of Regulation S-K which requires disclosure of any change that occurred during the quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, please note that the need for disclosure is not limited to significant changes that could affect your internal control over financial reporting. Please revise your future filings to correct the disclosure.
Response
Future filings will correct the indicated disclosure.

Spectrum Control, Inc. (the "Company") hereby acknowledges that:
(a)	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;
(b)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
(c)	The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please contact the undersigned at your convenience.

Respectfully submitted,

John P. Freeman CPA, CMA
Senior Vice President and
Chief Financial Officer
Phone: (814) 474-4312
Fax: (814) 474-4475
E-mail: freeman@spectrumcontrol.com